No Act

PE
12/23/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025377

Received SEC

JAN 31 2012

Washington, DC 20549

January 31, 2012

Stephanie A. Shinn
Baxter International Inc.
stephanie_shinn@baxter.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Re: Baxter International Inc.
Incoming letter dated December 23, 2011

Dear Ms. Shinn:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Baxter by John Chevedden. We also have received letters from the proponent dated December 26, 2011, December 30, 2011, and January 1, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

***FISMA & OMB Memorandum M-07-16***

January 31, 2012

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Baxter International Inc.
Incoming letter dated December 23, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Baxter may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to Baxter by The Nathan Cummings Foundation. Accordingly, we do not believe that Baxter may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Brandon Hill
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Baxter International Inc. (BAX)**
**Simple Majority Vote Topic**
**John Chevedden**

Ladies and Gentlemen:

This responds to the December 23, 2011 company request to avoid this established rule 14a-8 proposal.

If the company no action request is concurred with, there would be nothing to prevent the company from submitting a future company proposal to a shareholder vote (regarding declassification of the board) that would have no impact on some or all supermajority vote rules the company might have at that time.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Baxter International Inc. (BAX)**
**Simple Majority Vote Topic**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the December 23, 2011 company request to avoid this established rule 14a-8 proposal.

The company potentially got away with bundling in the management Proposal 7 (which submitted the two topics of declassification and simple majority vote as one proposal) in the 2011 annual meeting proxy. Proposal 7 stated:
"After careful consideration, the Board of Directors has adopted resolutions approving amendments to Article SIXTH to eliminate the two-thirds voting standard as well as the classified board structure and is now recommending such amendments to Baxter's shareholders."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Laura S. Campos
Scott Hirst

Stephanie Shinn <Stephanie_Shinn@baxter.com>

**Baxter**

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

December 23, 2011

*Via Email*

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Baxter International Inc.—Shareholder Proposal Submitted by John Chevedden**

Ladies and Gentlemen:

I am Associate General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**Baxter**

## THE PROPOSAL

The Proposal states:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2012 Proxy Materials.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Proposal Previously Submitted.**

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Proposal on November 2, 2011. Prior to receiving the Proposal, on October 25, 2011, the Company received a proposal from The Nathan Cummings Foundation (the "Foundation Proposal"), a copy of which is attached to this letter as Exhibit B.

The Foundation Proposal states, in relevant part:

> RESOLVED, that shareholders of Baxter International Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis.

The Company intends to include the Foundation Proposal in its 2012 Proxy Materials, and intends to omit the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) on the grounds that it substantially duplicates the Foundation Proposal, which the Company received earlier in time than the Proposal.

Rule 14a-8(i)(11) is designed to prevent shareholder confusion over the presence in a single proxy statement of two or more proposals, submitted by multiple proponents acting independently of each other, which address the same issue in different terms. If duplicative proposals were submitted to, and approved by, shareholders, the board of directors would not have a clear expression of shareholder intent on the issue because of differences in the terms and scope of the proposals. The Staff has repeatedly taken the position that proposals need not be identical to be excludable under Rule 14a-8(i)(11). When analyzing whether proposals are duplicative, the Staff examines whether they have the same principal thrust or focus. If they do, they will be treated as substantially duplicative even if such proposals differ as to precise terms and scope. See *Pacific Gas & Electric Company* (avail. Feb. 1, 1993).

The Proposal requests that the board take steps necessary to remove all supermajority voting requirements in the Company's charter and bylaws. There is only one supermajority provision in the Company's charter and bylaws, in Article SIXTH of the Company's Amended and Restated Certificate of Incorporation, providing for a classified board of directors. Accordingly, the Company believes that the Proposal should be properly viewed as a proposal to eliminate the supermajority provision contained in Article SIXTH. The inclusion of the supermajority voting provision in Article SIXTH is not a coincidence; rather it is an essential part of that Article. The supermajority provision, which states that Article SIXTH may not be amended or repealed without the affirmative vote of at least two-thirds of the holders of all securities of the Company then entitled to vote on such change, is intended to erect a high barrier to declassification of the board of directors.

A leading treatise on merger and acquisition transactions notes: "In Delaware and many other states, the classified board structure is not effective unless it is embodied in a charter provision which requires board approval for amendment, or less effectively, in a bylaw that may not be amended except by a supermajority vote, usually by at least 80% of the outstanding shares." ARTHUR FLEISCHER, JR. & ALEXANDER R. SUSSMAN, TAKEOVER DEFENSE: MERGERS AND ACQUISITIONS 6-31 (Aspen Publishers Supp. 2012).

The conclusion that the supermajority amendment provision of Article SIXTH is an essential component of the classified board structure provided for by Article SIXTH is confirmed by the actions taken by the Company in recent years to declassify the board. Twice in the last six years the Company's board of directors has adopted, and submitted for shareholder approval, a proposal to declassify the board of directors. Each time the proposed amendment to Article SIXTH of the Company's Amended and Restated Certificate of Incorporation has included the elimination of the supermajority voting provision contained therein because the continued inclusion of that provision in Article SIXTH would serve little purpose if the board were declassified. A copy of the amendment submitted by the Company for shareholder approval at the 2011 Annual Meeting of Shareholders is attached to this letter as Exhibit C.

Because the supermajority provision of Article SIXTH is an essential element of Article SIXTH, designed to preserve the classified board structure that is the only substantive provision of that Article, the Company believes that the Proposal is substantially duplicative of the Foundation Proposal. Consistent with prior amendments to Article SIXTH proposed by the board of directors, any action taken by the board of directors as a result of shareholder approval of the Foundation Proposal would involve the submission to shareholders of an amendment to Article

SIXTH of the Company's Amended and Restated Certificate of Incorporation to declassify the board and would include, as part of any such amendment, the elimination of the supermajority voting provision contained therein. In this way, the principal thrust and focus of the Foundation Proposal subsumes the Proposal, although the proposals are framed in different terms. The result sought by the Foundation Proposal, repeal of the classification of the board provision set forth in Article SIXTH of the Company's Amended and Restated Certificate of Incorporation, includes, in substance, the repeal of the supermajority vote protection provided therein.

The Staff has permitted exclusion under Rule 14a-8(i)(11) of a proposal that had the same principal thrust and focus as a prior proposal, even where the proposals differ as to terms and scope. For example, in *General Motors Corporation* (avail. Mar. 13, 2008) the Staff permitted exclusion of a proposal requesting that a committee assess the steps the company was taking to meet government-imposed regulations relating to *fuel economy and* greenhouse gas emissions as duplicative of an included proposal requesting that the board of directors adopt and report on goals to reduce greenhouse gas emissions based on current and emerging technologies. In *Wyeth* (avail. Jan. 21, 2005) a proposal that the board of directors report on the effects and risks from the company's policy of limiting the availability of Wyeth's products to Canadian wholesalers was excludable as substantially duplicative of a prior proposal that the board of directors report on the feasibility of adopting a policy that the company not constrain the reimportation of prescription drugs. In both *General Motors Corporation* and *Wyeth*, although the second proposal differed in scope, the principal thrust of both proposals was the same.

In addition, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff permitted exclusion of a proposal requesting a report on gender equality in the company's workforce as substantially duplicative of a prior proposal requesting a report on affirmative action policies addressing racial and ethnic diversity as well as gender. The excluded proposal requested a report on monitoring practices while the prior proposal sought a description of how the company publicized its affirmative action policies to suppliers. Although the scope of and specific information requested by the excluded proposal differed from the prior proposal, the principal focus of improving the company's diversity practices was similar enough for the excluded proposal to be considered substantially duplicative.

Accordingly, the Company believes that, like the proposals describe above, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(11).

## CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the 2012 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

**Baxter**

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (847) 948-2292 or by email at stephanie_shinn@baxter.com.

Sincerely,

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

Cc: John Chevedden

[BAX: Rule 14a-8 Proposal, November 2, 2011]
**3* – Adopt Simple Majority Vote**

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won our overwhelming 75%-support at our 2010 annual meeting. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $18 million for CEO Robert Parkinson. Executive pay was still not sufficiently linked to our company performance. Executive incentive pay can be boosted by 55% based on our Executive Pay Committee's subjective analysis of executive performance. Our executives can even earn "incentive" pay by underperforming their industry peers.

Thomas Stallkamp was designated a "Flagged (Problem) Director" due to his Kmart directorship leading up to the Kmart bankruptcy. Mr. Stallkamp was even allowed to serve on our Audit and Executive Pay Committees.

Our board was the only significant directorship for six directors. This could indicate a significant lack of current transferable director experience for nearly half of our directors. This included our Lead Director, Walter Boomer, 72 with 14-years tenure. Long-tenured directors can form relationships that compromise their independence and hinder their ability to provide effective oversight.

Our management showed its incompetence by conducting a lack-luster attempt to get the required vote on its own 2011 proposal for annual election of each director. This was the first failure to obtain a passing vote for a management proposal in the history of our company.

We had no shareholder right to elect each director annually, no right to act by written consent or to call a special meeting, no cumulative voting and no independent Board Chairman.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance and long-term financial performance. Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve:
**Adopt Simple Majority Vote – Yes on 3.***

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**Baxter International Inc. (BAX)**
**Simple Majority Vote Topic**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the December 23, 2011 company request to avoid this established rule 14a-8 proposal.

The company did not provide any precedent of the past use of a bundled two-topic single company proposal that paved the path for the exclusion of a rule 14a-8 proposal on one topic.

And if this proponent submits a future single proposal to both declassify the board and eliminate supermajority, the company has not volunteered to refrain from challenging it as two topics posing as one proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Laura S. Campos
Scott Hirst

Stephanie Shinn <Stephanie_Shinn@baxter.com>

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

January 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 Rule 14a-8 Proposal**
**Baxter International Inc. (BAX)**
**Simple Majority Vote Topic**
**John Chevedden**

Ladies and Gentlemen:

This further responds to the December 23, 2011 company request to avoid this established rule 14a-8 proposal.

The company cited no pre-publication guidance from the Staff to the company on whether its two-headed 2011 Proposal 7 was bundling or not.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Laura S. Campos
Scott Hirst

Stephanie Shinn <Stephanie_Shinn@baxter.com>

**Baxter**

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

December 23, 2011

*Via Email*

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Baxter International Inc.—Shareholder Proposal Submitted by John Chevedden**

Ladies and Gentlemen:

I am Associate General Counsel of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "2012 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

> filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
>
> concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Baxter

## THE PROPOSAL

The Proposal states:

> Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2012 Proxy Materials.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates a Proposal Previously Submitted.**

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal from its proxy materials "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Proposal on November 2, 2011. Prior to receiving the Proposal, on October 25, 2011, the Company received a proposal from The Nathan Cummings Foundation (the "Foundation Proposal"), a copy of which is attached to this letter as Exhibit B.

The Foundation Proposal states, in relevant part:

> RESOLVED, that shareholders of Baxter International Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis.

The Company intends to include the Foundation Proposal in its 2012 Proxy Materials, and intends to omit the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) on the grounds that it substantially duplicates the Foundation Proposal, which the Company received earlier in time than the Proposal.

Rule 14a-8(i)(11) is designed to prevent shareholder confusion over the presence in a single proxy statement of two or more proposals, submitted by multiple proponents acting independently of each other, which address the same issue in different terms. If duplicative proposals were submitted to, and approved by, shareholders, the board of directors would not have a clear expression of shareholder intent on the issue because of differences in the terms and scope of the proposals. The Staff has repeatedly taken the position that proposals need not be identical to be excludable under Rule 14a-8(i)(11). When analyzing whether proposals are duplicative, the Staff examines whether they have the same principal thrust or focus. If they do, they will be treated as substantially duplicative even if such proposals differ as to precise terms and scope. See *Pacific Gas & Electric Company* (avail. Feb. 1, 1993).

The Proposal requests that the board take steps necessary to remove all supermajority voting requirements in the Company's charter and bylaws. There is only one supermajority provision in the Company's charter and bylaws, in Article SIXTH of the Company's Amended and Restated Certificate of Incorporation, providing for a classified board of directors. Accordingly, the Company believes that the Proposal should be properly viewed as a proposal to eliminate the supermajority provision contained in Article SIXTH. The inclusion of the supermajority voting provision in Article SIXTH is not a coincidence; rather it is an essential part of that Article. The supermajority provision, which states that Article SIXTH may not be amended or repealed without the affirmative vote of at least two-thirds of the holders of all securities of the Company then entitled to vote on such change, is intended to erect a high barrier to declassification of the board of directors.

A leading treatise on merger and acquisition transactions notes: "In Delaware and many other states, the classified board structure is not effective unless it is embodied in a charter provision which requires board approval for amendment, or less effectively, in a bylaw that may not be amended except by a supermajority vote, usually by at least 80% of the outstanding shares." ARTHUR FLEISCHER, JR. & ALEXANDER R. SUSSMAN, TAKEOVER DEFENSE: MERGERS AND ACQUISITIONS 6-31 (Aspen Publishers Supp. 2012).

The conclusion that the supermajority amendment provision of Article SIXTH is an essential component of the classified board structure provided for by Article SIXTH is confirmed by the actions taken by the Company in recent years to declassify the board. Twice in the last six years the Company's board of directors has adopted, and submitted for shareholder approval, a proposal to declassify the board of directors. Each time the proposed amendment to Article SIXTH of the Company's Amended and Restated Certificate of Incorporation has included the elimination of the supermajority voting provision contained therein because the continued inclusion of that provision in Article SIXTH would serve little purpose if the board were declassified. A copy of the amendment submitted by the Company for shareholder approval at the 2011 Annual Meeting of Shareholders is attached to this letter as Exhibit C.

Because the supermajority provision of Article SIXTH is an essential element of Article SIXTH, designed to preserve the classified board structure that is the only substantive provision of that Article, the Company believes that the Proposal is substantially duplicative of the Foundation Proposal. Consistent with prior amendments to Article SIXTH proposed by the board of directors, any action taken by the board of directors as a result of shareholder approval of the Foundation Proposal would involve the submission to shareholders of an amendment to Article

SIXTH of the Company's Amended and Restated Certificate of Incorporation to declassify the board and would include, as part of any such amendment, the elimination of the supermajority voting provision contained therein. In this way, the principal thrust and focus of the Foundation Proposal subsumes the Proposal, although the proposals are framed in different terms. The result sought by the Foundation Proposal, repeal of the classification of the board provision set forth in Article SIXTH of the Company's Amended and Restated Certificate of Incorporation, includes, in substance, the repeal of the supermajority vote protection provided therein.

The Staff has permitted exclusion under Rule 14a-8(i)(11) of a proposal that had the same principal thrust and focus as a prior proposal, even where the proposals differ as to terms and scope. For example, in *General Motors Corporation* (avail. Mar. 13, 2008) the Staff permitted exclusion of a proposal requesting that a committee assess the steps the company was taking to meet government-imposed regulations relating to *fuel economy and* greenhouse gas emissions as duplicative of an included proposal requesting that the board of directors adopt and report on goals to reduce greenhouse gas emissions based on current and emerging technologies. In *Wyeth* (avail. Jan. 21, 2005) a proposal that the board of directors report on the effects and risks from the company's policy of limiting the availability of Wyeth's products to Canadian wholesalers was excludable as substantially duplicative of a prior proposal that the board of directors report on the feasibility of adopting a policy that the company not constrain the reimportation of prescription drugs. In both *General Motors Corporation* and *Wyeth*, although the second proposal differed in scope, the principal thrust of both proposals was the same.

In addition, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff permitted exclusion of a proposal requesting a report on gender equality in the company's workforce as substantially duplicative of a prior proposal requesting a report on affirmative action policies addressing racial and ethnic diversity as well as gender. The excluded proposal requested a report on monitoring practices while the prior proposal sought a description of how the company publicized its affirmative action policies to suppliers. Although the scope of and specific information requested by the excluded proposal differed from the prior proposal, the principal focus of improving the company's diversity practices was similar enough for the excluded proposal to be considered substantially duplicative.

Accordingly, the Company believes that, like the proposals describe above, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(11).

## CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proposal from the 2012 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Baxter

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (847) 948-2292 or by email at stephanie_shinn@baxter.com.

Sincerely,

Stephanie A. Shinn
Corporate Vice President,
Associate General Counsel
and Corporate Secretary

Cc: John Chevedden

Baxter

# Exhibit A

## THE PROPOSAL

**See attached.**

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert L. Parkinson
Chairman of the Board
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield IL 60015

Dear Mr. Parkinson,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 2, 2011
Date

cc: Stephanie Shinn <Stephanie_Shinn@baxter.com>
Corporate Secretary
T: 847 948-2000
F: 847 948-3642
F: 847-948-2450

[BAX: Rule 14a-8 Proposal, November 2, 2011]

**3* – Adopt Simple Majority Vote**

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won our overwhelming 75%-support at our 2010 annual meeting. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $18 million for CEO Robert Parkinson. Executive pay was still not sufficiently linked to our company performance. Executive incentive pay can be boosted by 55% based on our Executive Pay Committee's subjective analysis of executive performance. Our executives can even earn "incentive" pay by underperforming their industry peers.

Thomas Stallkamp was designated a "Flagged (Problem) Director" due to his Kmart directorship leading up to the Kmart bankruptcy. Mr. Stallkamp was even allowed to serve on our Audit and Executive Pay Committees.

Our board was the only significant directorship for six directors. This could indicate a significant lack of current transferable director experience for nearly half of our directors. This included our Lead Director, Walter Boomer, 72 with 14-years tenure. Long-tenured directors can form relationships that compromise their independence and hinder their ability to provide effective oversight.

Our management showed its incompetence by conducting a lack-luster attempt to get the required vote on its own 2011 proposal for annual election of each director. This was the first failure to obtain a passing vote for a management proposal in the history of our company.

We had no shareholder right to elect each director annually, no right to act by written consent or to call a special meeting, no cumulative voting and no independent Board Chairman.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance and long-term financial performance. Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve:
**Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Baxter

**Exhibit B**

**THE FOUNDATION PROPOSAL**

**See attached.**

THE · NATHAN · CUMMINGS · FOUNDATION

October 24, 2011

**VIA EMAIL AND FEDEX**
**RECEIPT CONFIRMATION REQUESTED**

Baxter International Inc.
1 Baxter Parkway
Deerfield, IL 60015
Attention: Corporate Secretary

**Re: Shareholder Proposal for the 2012 Annual Meeting**

The Nathan Cummings Foundation (the "Foundation") is the owner of common stock of Baxter International Inc. (the "Company"), which the Foundation intends to continue to hold through the date of the Company's 2012 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of the date hereof. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The Harvard Law School Shareholder Rights Project (the "SRP") has agreed to represent and advise the Foundation in connection with the Proposal. The Foundation hereby authorizes the SRP to act on behalf of the Foundation in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Harvard Law School Shareholder Rights Project, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to laura.campos@nathancummings.org.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

## PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of Baxter International Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

## SUPPORTING STATEMENT

This resolution was submitted by the Nathan Cummings Foundation. The Harvard Law School Shareholder Rights Project represented and advised the Nathan Cummings Foundation in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010 – June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.

Baxter

**Exhibit C**

**AMENDMENT SUBMITTED FOR SHAREHOLDER APPROVAL IN 2011**

**See attached.**

**Appendix C**

## PROPOSED AMENDMENTS TO ARTICLE SIXTH OF BAXTER'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The text of the proposed amendments is marked to reflect the proposed changes. Article SIXTH of Baxter's Amended and Restated Certificate of Incorporation is amended to read as follows:

**SIXTH:** Beginning with the 2011 annual meeting of shareholders, directors shall be elected for one-year terms to hold office until the next annual meeting of stockholders and until each of their respective successors are duly elected and qualified.

~~**SIXTH:** The board of directors shall be divided into three classes. The term of office for one class of directors will expire each year at the annual meeting of stockholders, or thereafter in each case until the directors' respective successors are elected and qualified. The directors chosen to succeed those whose terms are expiring shall be identified as being of the same class as the directors whom they succeed and shall be elected for a term expiring at the third succeeding annual meeting of stockholders or thereafter in each case until their respective successors are elected and qualified, subject to death, resignation, retirement or removal from office.~~

~~Any new positions created as a result of the increase in the number of directors shall be allocated to make the classes of directors as nearly equal as possible. Any director elected to fill a term resulting from an increase in the number of directors shall have the same term as the other members of his class. A director elected to fill any other vacancy shall have the same remaining term as that of his predecessor.~~

~~Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of incorporation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article **SIXTH** unless expressly provided by such terms.~~

~~This Article **SIXTH** may not be amended or repealed without the affirmative vote of at least two-thirds of the holders of all the securities of the corporation then entitled to vote on such change.~~